July 3, 2019

Craig E. Fraser
President and Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976-3622

       Re: Windtree Therapeutics, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed June 24, 2019
           File No. 000-26422

Dear Mr. Fraser:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed June 24, 2019

The Share Issuance Proposal, page 9

1. As you are not currently listed on Nasdaq, and as you do not disclose the terms of a specific transaction, please expand your disclosure regarding the share issuance proposal to discuss the parameters of the advance authorization to issue securities, including whether and when the consent expires.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig E. Fraser
Windtree Therapeutics, Inc.
July 3, 2019
Page 2

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                         Sincerely,
FirstName LastNameCraig E. Fraser
                                                         Division of
Corporation Finance
Comapany NameWindtree Therapeutics, Inc.
                                                         Office of Healthcare &
Insurance
July 3, 2019 Page 2
cc:       Brian Lee - Dentons US LLP
FirstName LastName